SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                               CALPINE CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    131347304
                                 (CUSIP Number)

                               SPO Advisory Corp.
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                Alison S. Ressler
                             Sullivan & Cromwell LLP
                             1888 Century Park East
                       Los Angeles, California 90067-1725
                                 (310) 712-6600

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 31, 2008
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 25 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Partners II, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 60,866,427 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 60,866,427 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         60,866,427
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

                                                              Page 3 of 25 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Partners II Co-Investment Partnership, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 1,657,900 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 1,657,900 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,657,900
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

                                                              Page 4 of 23 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 62,524,327 (1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 62,524,327 (1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         62,524,327
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Partners II, L.P. with respect to 60,866,427 shares; and solely in its capacity as the sole general partner of SPO Partners II Co-Investment Partnership, L.P. with respect to 1,657,900 shares.

(2) Power is exercised through its sole general partner, SPO Advisory Corp.

                                                              Page 5 of 25 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         San Francisco Partners II, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         California
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 3,203,237 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 3,203,237 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,203,237
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

                                                              Page 6 of 25 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SF Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 3,203,237 (1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 3,203,237 (1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,203,237
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.

(2) Power is exercised through its sole general partner, SPO Advisory Corp.

                                                              Page 7 of 25 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Advisory Corp
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 -0-
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            65,727,564 (1)(2)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 -0-
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 65,727,564 (1)(2)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         65,727,564
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 62,524,327 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 3,203,237 of such shares. These shares may also be deemed to be beneficially owned by J. Stuart Ryan, solely as a result of his advisory capacity to SPO Advisory Corp. with respect to investments by SPO Partners II, L.P., SPO Partners II Co-Investment Partnership, L.P. and San Francisco Partners II, L.P in securities of the Issuer.

(2) Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

                                                              Page 8 of 25 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         John H. Scully
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)         [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 -0-
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            65,727,564 (1)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 -0-
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 65,727,564 (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         65,727,564
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                      [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

                                                              Page 9 of 25 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         William E. Oberndorf
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)            [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 -0-
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            65,727,564 (1)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 -0-
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 65,727,564 (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         65,727,564
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                       [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp.

                                                             Page 10 of 25 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         William J. Patterson
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)             [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 5,029 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            65,727,564 (2)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 5,029 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 65,727,564 (2)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         65,732,593
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                          [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) These are shares of restricted stock awarded to Mr. Patterson in his capacity as a member of the board of directors of the Issuer.

(2) These shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of three controlling persons of SPO Advisory Corp.

                                                             Page 11 of 25 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         J. Stuart Ryan
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 5,029 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 5,029 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 65,727,564 (2)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         65,732,593
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                            [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) These are shares of restricted stock awarded to Mr. Ryan in his capacity as a member of the board of directors of the Issuer.

(2) These shares may be deemed to be beneficially owned by Mr. Ryan, solely in his capacity as an advisor to SPO Advisory Corp. with respect to investments by SPO Partners II, L.P., SPO Partners II Co-Investment Partnership, L.P. and San Francisco Partners II, L.P in securities of the Issuer.

                                                             Page 12 of 25 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         Rydout LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                  [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         California
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 -0-
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 -0-
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 65,727,564 (1)(2)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         65,727,564
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                             [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

(1) Power is exercised through its sole manager, J. Stuart Ryan.

(2) These shares may be deemed to be beneficially owned by Mr. Ryan solely in his capacity as an advisor to SPO Advisory Corp. with respect to investments by SPO Partners II, L.P., SPO Partners II Co-Investment Partnership, L.P. and San Francisco Partners II, L.P in securities of the Issuer.

                                                             Page 13 of 25 pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the shares of Common Stock, par value $0.001 per share ("Shares"), of Calpine Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 50 West San Fernando Street, San Jose, California 95113.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership ("SPO"), SPO Partners II Co-Investment Partnership, L.P., a Delaware limited partnership ("SPO Co-Investment"), SPO Advisory Partners, L.P., a Delaware limited partnership ("SPO Advisory Partners"), San Francisco Partners II, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SPO Advisory Corp., a Delaware corporation ("SPO Advisory Corp."), John H. Scully ("JHS"), William E. Oberndorf ("WEO"), William
J. Patterson ("WJP"), J. Stuart Ryan ("JSR") and Rydout LLC, a California limited liability company ("Rydout"). SPO, SPO Co-Investment, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, WEO, WJP, JSR and Rydout are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b) - (c)

         SPO

         SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

         SPO CO-INVESTMENT

         SPO Co-Investment is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO Co-Investment, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Partners, the sole general partner of SPO Co-Investment, is set forth below.

         SPO ADVISORY PARTNERS

         SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of each of SPO and SPO Co-Investment. The principal business address of SPO Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SPO Advisory Partners, is set forth below.

                                                             Page 14 of 25 pages

         SFP

         SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

         SF ADVISORY PARTNERS

         SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SF Advisory Partners, is set forth below.

         SPO ADVISORY CORP.

         SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal business address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, WEO and WJP, the three controlling persons of SPO Advisory Corp., is set forth below.

         JHS

         JHS' business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

         WEO

         WEO's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WEO is one of three controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners.

         WJP

         WJP's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WJP is one of three controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners.

                                                             Page 15 of 25 pages

         JSR

         JSR's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as sole manager of Rydout. The principal business of Rydout is operating as an investment vehicle. The principal business address of Rydout, which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JSR also serves in an advisory capacity to SPO Advisory Corp. with respect to investments by SPO Partners II, L.P., SPO Partners II Co-Investment Partnership, L.P. and San Francisco Partners II, L.P in securities of the Issuer.

         RYDOUT

         Rydout is a California limited liability company, the principal purpose of which is to serve as an investment vehicle for JSR. The principal business address of Rydout, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to
Schedule 13D of the Act, certain information with respect to JSR, the sole manager of Rydout, is set forth herein.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

NAME                      SOURCE OF FUNDS                     AMOUNT OF FUNDS
-------------------------------------------------------------------------------
SPO                       Contributions from Partners       $   343,959,309
SPO Co-Investment         Contributions from Partners       $    27,303,155
SPO Advisory Partners     Not Applicable                        Not Applicable
SFP                       Contributions from Partners       $    18,101,637
SF Advisory Partners      Not Applicable                        Not Applicable
SPO Advisory Corp.        Not Applicable                        Not Applicable
JHS                       Not Applicable                        Not Applicable
WEO                       Not Applicable                        Not Applicable
WJP                       Not Applicable                        Not Applicable
JSR                       Not Applicable                        Not Applicable
Rydout                    Not Applicable                        Not Applicable

                                                             Page 16 of 25 pages

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the Shares reported herein for investment purposes through open market purchases and through the acquisition of debentures that were converted into Shares pursuant to the Issuer's Chapter 11 plan of reorganization for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares and other securities of the Issuer. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position in the Shares or other securities of the Issuer.

         Whether the Reporting Persons acquire any additional Shares or other securities of the Issuer or dispose of any Shares or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of Shares or other securities of the Issuer for purchase at particular price levels, the Issuer's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional Shares or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares or other securities of the Issuer held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Shares or other securities of the Issuer.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 485,000,000 total outstanding shares of Common Stock as of the effective date of the reorganization pursuant to the Issuer's Chapter 11 plan of reorganization as reported on the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 1, 2008.

         SPO

         The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 60,866,427 Shares, which constitutes approximately 12.5% of the outstanding Shares.

         SPO Co-Investment

         The aggregate number of Shares that SPO Co-Investment owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,657,900 Shares, which constitutes approximately 0.3% of the outstanding Shares.

                                                             Page 17 of 25 pages

         SPO Advisory Partners

         Because of its position as the sole general partner of each of SPO and SPO Co-Investment, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 62,524,327 Shares, which constitutes approximately 12.9% of the outstanding Shares.

         SFP

         The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,203,237 Shares, which constitutes approximately 0.7% of the outstanding Shares.

         SF Advisory Partners

         Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,203,237 Shares, which constitutes approximately 0.7% of the outstanding Shares.

         SPO Advisory Corp.

         Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 65,727,564 Shares in the aggregate, which constitutes approximately 13.6% of the outstanding Shares.

         JHS

         Because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 65,727,564 Shares in the aggregate, which constitutes approximately 13.6% of the outstanding Shares.

         WEO

         Because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 65,727,564 Shares in the aggregate, which constitutes approximately 13.6% of the outstanding Shares.

         WJP

         Individually, and because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 65,732,593 Shares in the aggregate, which constitutes approximately 13.6% of the outstanding Shares.

         JSR

         The aggregate number of Shares that JSR owns beneficially, pursuant to Rule 13d-3 of the Act, is 65,732,593, which constitutes approximately 13.6% of the outstanding Shares.

         Rydout

         The aggregate number of Shares that Rydout owns beneficially, pursuant to Rule 13d-3 of the Act, is 65,732,593, which constitutes approximately 13.6% of the outstanding Shares.

                                                             Page 18 of 25 pages

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

         (b) SPO

         Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 60,866,427 Shares.

         SPO Co-Investment

         Acting through its sole general partner, SPO Co-Investment has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,657,900 Shares.

         SPO Advisory Partners

         Acting through its sole general partner and in its capacity as the sole general partner of each of SPO and SPO Co-Investment, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 62,524,327 Shares.

         SFP

         Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,203,237 Shares.

         SF Advisory Partners

         Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,203,237 Shares.

         SPO Advisory Corp.

         Acting through its controlling persons and through JSR in his advisory capacity, and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may be deemed to have shared power with JSR to vote or to direct the vote and to dispose or to direct the disposition of 65,727,564 Shares in the aggregate.

         JHS

         As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 65,727,564 Shares held by SPO and SFP in the aggregate.

         WEO

         As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 65,727,564 Shares held by SPO and SFP in the aggregate.

                                                             Page 19 of 25 pages

         WJP

         As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 65,727,564 Shares held by SPO and SFP in the aggregate. In addition, WJP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,029 shares of restricted stock awarded to WJP in his capacity as a director of the Issuer.

         JSR

         Because of his advisory position in SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JSR may be deemed to have shared power with SPO Advisory Corp. to dispose or to direct the disposition of 65,727,564 Shares in the aggregate. In addition, JSR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,029 shares of restricted stock awarded to JSR in his capacity as a director of the Issuer.

         Rydout

         Acting through its sole manager, Rydout may be deemed to have shared power with SPO Advisory Corp. to dispose or to direct the disposition of 65,727,564 Shares in the aggregate.

         (c) Within the past 60 days of the date of this statement, Reporting Persons acquired Shares through open market purchases on the New York Stock Exchange or through the acquisition of debentures that were converted into Shares pursuant to the Issuer's Chapter 11 plan of reorganization as set forth on Schedule I attached hereto.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

         (e) Not applicable.

                                                             Page 20 of 25 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Effective as of January 31, 2008, WJP and JSR have been appointed as members of the Board of Directors of the Issuer. On January 10, 2008, SPO and SPO Co-Investment (together, the "SPO Parties") entered into a Rule 10b5-1 Purchase Plan (the "Plan") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Act"). The Plan provides that subject to the terms and conditions of the Plan, Merrill Lynch will purchase up to $445 million in Shares. Purchases under the Plan will terminate on the earliest to occur of: (i) July 10, 2008, (ii) the completion of purchases of $445 million in Shares, (iii) the receipt by Merrill Lynch of written notice from SPO Advisory Corp., on behalf of the SPO Parties, of the termination of the Plan and (iv) the reasonable determination of SPO Advisory Corp. or Merrill Lynch that the Plan does not comply with Rule 10b5-1 or other applicable securities laws or any of the parties thereto have not complied with the Plan, Rule 10b5-1 or other applicable securities laws. The Plan may be amended only upon the written agreement of SPO Advisory Corp., on behalf of the SPO Parties, and Merrill Lynch.

         Otherwise, except as set forth herein, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:        Agreement pursuant to Rule 13d-1 (k)

Exhibit B:        Power of Attorney

                                                             Page 21 of 25 pages





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 11, 2008                     By:   /s/ Kim M. Silva
                                             ---------------------------------
                                                   Kim M. Silva

                                             Attorney-in-Fact for:

                                             SPO PARTNERS II, L.P. (1)
                                             SPO PARTNERS II CO-INVESTMENT
                                                  PARTNERSHIP, L.P. (1)
                                             SPO ADVISORY PARTNERS, L.P. (1)
                                             SAN FRANCISCO PARTNERS II, L.P. (1)
                                             SF ADVISORY PARTNERS, L.P. (1)
                                             SPO ADVISORY CORP. (1)
                                             JOHN H. SCULLY (1)
                                             WILLIAM E. OBERNDORF (1)
                                             WILLIAM J. PATTERSON (1)
                                             J. STUART RYAN (1)
                                             RYDOUT LLC (1)


                                             (1) A Power of Attorney
                                             authorizing Kim M. Silva to
                                             act on behalf of this
                                             person or entity is filed
                                             as Exhibit B.

                                                            Page 22 of 25 pages


                           SCHEDULE I TO SCHEDULE 13D


---------------------------------------------------------------------------------------------------------------------
                                                                             PRICE PER SHARE         WHERE/HOW
                               DATE OF                            NUMBER     ($)/ CONVERSION        TRANSACTION
     REPORTING PERSON        TRANSACTION          TYPE          OF SHARES         RATIO               EFFECTED
---------------------------------------------------------------------------------------------------------------------
  SPO Partners II, L.P.       1/31/2008        Conversion       1,375,085          69.90776      Conversion of
                                                                                 Shares per      debentures into
                                                                                   thousand      Shares pursuant
                                                                                                 to the Issuer's
                                                                                                 Chapter 11 plan
                                                                                                 of reorganization
---------------------------------------------------------------------------------------------------------------------
  SPO Partners II, L.P.       1/31/2008        Conversion      40,112,487          69.54315      Conversion of
                                                                                 Shares per      debentures into
                                                                                   thousand      Shares pursuant
                                                                                                 to the Issuer's
                                                                                                 Chapter 11 plan
                                                                                                 of reorganization
---------------------------------------------------------------------------------------------------------------------
  SPO Partners II, L.P.       1/31/2008        Conversion         567,023          52.49730      Conversion of
                                                                                 Shares per      debentures into
                                                                                   thousand      Shares pursuant
                                                                                                 to the Issuer's
                                                                                                 Chapter 11 plan
                                                                                                 of reorganization
---------------------------------------------------------------------------------------------------------------------
  SPO Partners II, L.P.       1/31/2008        Conversion       1,312,465          52.62915      Conversion of
                                                                                 Shares per      debentures into
                                                                                   thousand      Shares pursuant
                                                                                                 to the Issuer's
                                                                                                 Chapter 11 plan
                                                                                                 of reorganization
---------------------------------------------------------------------------------------------------------------------
  SPO Partners II, L.P.       1/31/2008        Conversion         933,639          57.81047      Conversion of
                                                                                 Shares per      debentures into
                                                                                   thousand      Shares pursuant
                                                                                                 to the Issuer's
                                                                                                 Chapter 11 plan
                                                                                                 of reorganization
---------------------------------------------------------------------------------------------------------------------
  SPO Partners II, L.P.       1/31/2008        Conversion       2,980,483          58.17508      Conversion of
                                                                                 Shares per      debentures into
                                                                                   thousand      Shares pursuant
                                                                                                 to the Issuer's
                                                                                                 Chapter 11 plan
                                                                                                 of reorganization
---------------------------------------------------------------------------------------------------------------------
  SPO Partners II, L.P.       1/31/2008        Conversion       4,090,957          59.50829      Conversion of
                                                                                 Shares per      debentures into
                                                                                   thousand      Shares pursuant
                                                                                                 to the Issuer's
                                                                                                 Chapter 11 plan
                                                                                                 of reorganization
---------------------------------------------------------------------------------------------------------------------
  SPO Partners II, L.P.       1/31/2008        Conversion         987,052          58.56489      Conversion of
                                                                                 Shares per      debentures into
                                                                                   thousand      Shares pursuant
                                                                                                 to the Issuer's
                                                                                                 Chapter 11 plan
                                                                                                 of reorganization
---------------------------------------------------------------------------------------------------------------------
  SPO Partners II, L.P.       1/31/2008        Conversion       8,507,236          58.98178      Conversion of
                                                                                 Shares per      debentures into
                                                                                   thousand      Shares pursuant
                                                                                                 to the Issuer's
                                                                                                 Chapter 11 plan
                                                                                                 of reorganization
---------------------------------------------------------------------------------------------------------------------
  San Francisco               1/31/2008        Conversion          72,354          69.90776      Conversion of
  Partners II, L.P.                                                              Shares per      debentures into
                                                                                   thousand      Shares pursuant
                                                                                                 to the Issuer's
                                                                                                 Chapter 11 plan
                                                                                                 of reorganization

                                                            Page 23 of 25 pages

---------------------------------------------------------------------------------------------------------------------
                                                                             PRICE PER SHARE         WHERE/HOW
                               DATE OF                            NUMBER     ($)/ CONVERSION        TRANSACTION
     REPORTING PERSON        TRANSACTION          TYPE          OF SHARES         RATIO               EFFECTED
---------------------------------------------------------------------------------------------------------------------
  San Francisco               1/31/2008        Conversion       2,111,121          69.54315      Conversion of
  Partners II, L.P.                                                              Shares per      debentures into
                                                                                   thousand      Shares pursuant
                                                                                                 to the Issuer's
                                                                                                 Chapter 11 plan
                                                                                                 of reorganization
---------------------------------------------------------------------------------------------------------------------
  San Francisco               1/31/2008        Conversion          29,818          52.49730      Conversion of
  Partners II, L.P.                                                              Shares per      debentures into
                                                                                   thousand      Shares pursuant
                                                                                                 to the Issuer's
                                                                                                 Chapter 11 plan
                                                                                                 of reorganization
---------------------------------------------------------------------------------------------------------------------
  San Francisco               1/31/2008        Conversion          69,049          52.62915      Conversion of
  Partners II, L.P.                                                              Shares per      debentures into
                                                                                   thousand      Shares pursuant
                                                                                                 to the Issuer's
                                                                                                 Chapter 11 plan
                                                                                                 of reorganization
---------------------------------------------------------------------------------------------------------------------
  San Francisco               1/31/2008        Conversion          49,138          57.81047    Conversion of
  Partners II, L.P.                                                              Shares per    debentures into
                                                                                   thousand    Shares pursuant to
                                                                                               the Issuer's Chapter
                                                                                               11 plan of
                                                                                               reorganization
---------------------------------------------------------------------------------------------------------------------
  San Francisco               1/31/2008        Conversion         156,898          58.17508    Conversion of
  Partners II, L.P.                                                              Shares per    debentures into
                                                                                   thousand    Shares pursuant to
                                                                                               the Issuer's Chapter
                                                                                               11 plan of
                                                                                               reorganization
---------------------------------------------------------------------------------------------------------------------
  San Francisco               1/31/2008        Conversion         215,241          59.50829    Conversion of
  Partners II, L.P.                                                              Shares per    debentures into
                                                                                   thousand    Shares pursuant to
                                                                                               the Issuer's Chapter
                                                                                               11 plan of
                                                                                               reorganization
---------------------------------------------------------------------------------------------------------------------
  San Francisco               1/31/2008        Conversion          51,947          58.56489    Conversion of
  Partners II, L.P.                                                              Shares per    debentures into
                                                                                   thousand    Shares pursuant to
                                                                                               the Issuer's Chapter
                                                                                               11 plan of
                                                                                               reorganization
---------------------------------------------------------------------------------------------------------------------
  San Francisco               1/31/2008        Conversion         447,671          58.98178    Conversion of
  Partners II.,L.P.                                                             Shares per    debentures into
                                                                                   thousand    Shares pursuant to
                                                                                               the Issuer's Chapter
                                                                                               11 plan of
                                                                                               reorganization
---------------------------------------------------------------------------------------------------------------------
  SPO Partners II             2/5/2008         Buy                 69,600            16.4000    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II             2/5/2008         Buy                 10,000           16.4500    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------

                                                            Page 24 of 25 pages

---------------------------------------------------------------------------------------------------------------------
                                                                             PRICE PER SHARE         WHERE/HOW
                               DATE OF                            NUMBER     ($)/ CONVERSION        TRANSACTION
     REPORTING PERSON        TRANSACTION          TYPE          OF SHARES         RATIO               EFFECTED
---------------------------------------------------------------------------------------------------------------------
  SPO Partners II             2/5/2008         Buy                  3,900           16.4800    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II             2/5/2008         Buy                401,500           16.4900    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II             2/6/2008         Buy                 16,200           16.4900    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II             2/7/2008         Buy                115,100           16.4000    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II             2/7/2008         Buy                 20,000           16.4400    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II             2/7/2008         Buy                 81,100           16.4500    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II             2/7/2008         Buy                 50,000           16.4800    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II             2/7/2008         Buy                 90,500           16.4900    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II             2/8/2008         Buy                 44,000           16.4300    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II           2/8/2008           Buy                 45,500           16.4400    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II           2/8/2008           Buy                 51,000           16.4500    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II           2/8/2008           Buy                 44,200           16.4600    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II           2/8/2008           Buy                175,100           16.4700    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II           2/8/2008           Buy                202,700           16.4800    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------
  SPO Partners II           2/8/2008           Buy                237,500           16.4900    Open Market/Broker
  Co-Investment
  Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------

                                                             Page 25 of 25 pages


                                  EXHIBIT INDEX


EXHIBIT                   DOCUMENT DESCRIPTION
--------------------------------------------------------------------------------
A                         Agreement Pursuant to Rule 13d-1 (k)
--------------------------------------------------------------------------------
B                         Power of Attorney
--------------------------------------------------------------------------------